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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Banco Latino Americano Exp-E

(Name of Issuer)

Common Stock

(Title of Class of Securities)

P16994132 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P16994132

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arnhold and S. Bleichroeder Advisers, LLC, Tax Id # 57-1156902
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,518,400
6. Shared Voting Power
7. Sole Dispositive Power 3,518,400
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,518,400
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.99%
12.	Type of Reporting Person (See Instructions) IA

Item 1.	(a)	Name of Issuer: Banco Latino Americano Exp-E

	(b)	Address of Issuer’s Principal Executive Offices Calle 50 y aquilino de la Guar Apartado 6-1497 Eldarado, Panama City, Panama

Item 2.	(a)	Name of Person Filing: Arnhold and S. Bleichroeder Advisers, LLC

	(b)	Address of Principal Business Office or, if none, Residence: 1345 Avenue of the Americas, New York, NY 10105

	(c)	Citizenship: Delaware

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: P16994132

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned: 3,518,400.

	(b)	Percent of class: 8.99%.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 3,518,400.

		(ii)	Shared power to vote or to direct the vote: .

		(iii)	Sole power to dispose or to direct the disposition of: 3,518,400.

		(iv)	Shared power to dispose or to direct the disposition of: .

Item 5.	Ownership of Five Percent or Less of a Class.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Arnhold and S. Bleichroeder, LLC (“ASB”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 3,518,400 shares or 8.99% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients. Clients of ASB have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. First Eagle Overseas Fund, a registered investment Company for which ASB acts as investment adviser, may be deemed to beneficially own more than 5% of the outstanding common stock of the Company.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005

By:	/s/ Mark Goldstein
	Name:	Mark Goldstein
	Title:	Senior Vice President